August 13, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Michael F. Johnson

Re:     DigitalPost Interactive, Inc.
Preliminary Information Statement on Schedule 14C
Filed August 6, 2010
File No. 000-53289

Ladies and Gentlemen:

This letter sets forth the responses of DigitalPost Interactive, Inc. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of August 12, 2010.

Responses:

1.	The submission type of the Preliminary Information Statement Amendment No. 1 has been revised to PRER 14C.

2.
The Company did not include the disclosures in its Preliminary Information Statement required by the Staff’s recent amendment to the proxy rules found at SEC Release No. 34-61175 Proxy Disclosure enhancements because the Company is a “smaller reporting company” as defined at Rule 12b-2 under the Securities Exchange Act of 1934 and such release and related disclosures do not apply to smaller reporting companies.

3.	The Company has no current plans, proposals or arrangements to grant any specific awards under our Incentive and Nonstatutory Stock Option Plan (“Plan”).

4.
The Preliminary Information Statement Amendment No. 1 has been revised to disclose the possible anti-takeover effects of the increase in authorized shares of common stock available for issuance under the Plan from 35,000,000 to 75,000,000 pursuant to SEC Release No. 34-15230.

5.	The Preliminary Information Statement Amendment No. 1 has been revised to include a complete copy of the Plan, as amended as an appendix thereto.

The Company acknowledges that:

  •         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Very Truly Yours,

    /s/ Michael Sawtell
Michael Sawtell
Chief Executive Officer
DigitalPost Interactive, Inc.